ALOAK CORP. CDNX-AOK
300, 340 - 12 avenue sw, calgary, alberta, canada t2r 1l5 tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

FILE No.
82-4221

02015125

02 FEB 13 AM 8:12

November 28, 2001

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: **Foreign Private Issuer Exemption File No. 82-4221**
News Release Dated November 27, 2001

Please find enclosed 3 copies of the news release listed above.

Yours truly,

ALOAK CORP.

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

PER: BARBARA O'NEILL
SECRETARY

Enclosures

FOR IMMEDIATE RELEASE
ALOAK CORP. (CDNX – AOK)

FILE No.
82-4221

ALOAK ANNOUNCES PROPOSED $100,000 PRIVATE PLACEMENT

Calgary, AB – November 27, 2001– Aloak Corp. ("Aloak") is pleased to announce a proposed non-brokered proposed private placement of up to 2,000,000 common shares of Aloak at a price of $0.05 per common share for gross proceeds of $100,000, to be placed to investors resident in Alberta, Ontario and Nova Scotia. The private placement will raise capital required by Aloak for working capital purposes prior to the closing of the previously announced acquisition of Supermax Inc. and New Release Depot (2000) Inc. of Halifax, Nova Scotia. The private placement is being completed pursuant to a Canadian Venture Exchange bulletin dated October 31, 2001 and is subject to regulatory and stock exchange approval.

About Supermax

The primary business activity of the Supermax Group (Supermax Inc. and New Release Depot (2000) Inc.) is the rentals and sales of pre-recorded video cassettes and DVD movies. Supermax manages a revenue-sharing based video rental system that provides retail locations with racking, rental cases, video cassettes/DVD disks, promotional materials and computer terminals, as well as an Internet connection to the main data servers at the group's distribution centre in Halifax. Supermax presently has operations in Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland. It has over 300 managed racks and in-store departments in major retailers, such as Loblaws (Superstores and Atlantic Wholesale), Sobey's (Needs and Green Gables), Irving Oil, Silcorp (Mac's and Beckers), Couche-tard and Shoppers Drug Mart. The group foresees a variety of expansion opportunities with existing retailer partners.

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the Canadian Venture Exchange (CDNX) under the trading symbol V:AOK.

Aloak has granted stock options to four employees and one consultant to purchase up to 190,000 common shares for a period of three years commencing on November 27, 2001 at an exercise price of $0.10 per share. The granting of said options is subject to approval by the Canadian Venture Exchange.

Contacts

Website: www.aloak.ca
Corporate Information: www.aloak.ca/about
Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 11
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 12
Email: greg.smith@aloak.ca

FILE No.
82-4221

FOR IMMEDIATE RELEASE
ALOAK CORP. (CDNX – AOK)

ALOAK ANNOUNCES PROPOSED $100,000 PRIVATE PLACEMENT

Calgary, AB – November 27, 2001– Aloak Corp. ("Aloak") is pleased to announce a proposed non-brokered proposed private placement of up to 2,000,000 common shares of Aloak at a price of $0.05 per common share for gross proceeds of $100,000, to be placed to investors resident in Alberta, Ontario and Nova Scotia. The private placement will raise capital required by Aloak for working capital purposes prior to the closing of the previously announced acquisition of Supermax Inc. and New Release Depot (2000) Inc. of Halifax, Nova Scotia. The private placement is being completed pursuant to a Canadian Venture Exchange bulletin dated October 31, 2001 and is subject to regulatory and stock exchange approval.

About Supermax
The primary business activity of the Supermax Group (Supermax Inc. and New Release Depot (2000) Inc.) is the rentals and sales of pre-recorded video cassettes and DVD movies. Supermax manages a revenue-sharing based video rental system that provides retail locations with racking, rental cases, video cassettes/DVD disks, promotional materials and computer terminals, as well as an Internet connection to the main data servers at the group's distribution centre in Halifax. Supermax presently has operations in Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland. It has over 300 managed racks and in-store departments in major retailers, such as Loblaws (Superstores and Atlantic Wholesale), Sobey's (Needs and Green Gables), Irving Oil, Silcorp (Mac's and Beckers), Couche-tard and Shoppers Drug Mart. The group foresees a variety of expansion opportunities with existing retailer partners.

About Aloak
Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the Canadian Venture Exchange (CDNX) under the trading symbol V:AOK.

Aloak has granted stock options to four employees and one consultant to purchase up to 190,000 common shares for a period of three years commencing on November 27, 2001 at an exercise price of $0.10 per share. The granting of said options is subject to approval by the Canadian Venture Exchange.

Contacts
Website: www.aloak.ca
Corporate Information: www.aloak.ca/about
Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 11
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 12
Email: greg.smith@aloak.ca

FOR IMMEDIATE RELEASE
ALOAK CORP. (CDNX – AOK)

FILE No.
82-4221

ALOAK ANNOUNCES PROPOSED $100,000 PRIVATE PLACEMENT

Calgary, AB – November 27, 2001– Aloak Corp. ("Aloak") is pleased to announce a proposed non-brokered proposed private placement of up to 2,000,000 common shares of Aloak at a price of $0.05 per common share for gross proceeds of $100,000, to be placed to investors resident in Alberta, Ontario and Nova Scotia. The private placement will raise capital required by Aloak for working capital purposes prior to the closing of the previously announced acquisition of Supermax Inc. and New Release Depot (2000) Inc. of Halifax, Nova Scotia. The private placement is being completed pursuant to a Canadian Venture Exchange bulletin dated October 31, 2001 and is subject to regulatory and stock exchange approval.

About Supermax
The primary business activity of the Supermax Group (Supermax Inc. and New Release Depot (2000) Inc.) is the rentals and sales of pre-recorded video cassettes and DVD movies. Supermax manages a revenue-sharing based video rental system that provides retail locations with racking, rental cases, video cassettes/DVD disks, promotional materials and computer terminals, as well as an Internet connection to the main data servers at the group's distribution centre in Halifax. Supermax presently has operations in Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland. It has over 300 managed racks and in-store departments in major retailers, such as Loblaws (Superstores and Atlantic Wholesale), Sobey's (Needs and Green Gables), Irving Oil, Silcorp (Mac's and Beckers), Couche-tard and Shoppers Drug Mart. The group foresees a variety of expansion opportunities with existing retailer partners.

About Aloak
Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom website design, custom programming and e-business strategic consulting. Aloak Inc. is the wholly owned subsidiary of Aloak Corp., a publicly traded company listed on the Canadian Venture Exchange (CDNX) under the trading symbol V:AOK.

Aloak has granted stock options to four employees and one consultant to purchase up to 190,000 common shares for a period of three years commencing on November 27, 2001 at an exercise price of $0.10 per share. The granting of said options is subject to approval by the Canadian Venture Exchange.

Contacts
Website: www.aloak.ca
Corporate Information: www.aloak.ca/about
Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 11
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 12
Email: greg.smith@aloak.ca